UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-06759

REPORT FOR PERIOD

January 1, 2005 to March 31, 2005

PURSUANT TO RULE 24

In the matter of:

APPALACHIAN POWER COMPANY
Roanoke, Virginia

THIS IS TO CERTIFY THAT APPALACHIAN POWER COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated April 5, 1984, provides on Exhibits 1 and 2 the following information for coal transfer activities for the period January 1, 2005 through March 31, 2005:

a) total tons of coal transferred each month for each affiliate, the total transfer fee charged to each such affiliate during that month and the fee per ton, and;
b) a summary of expenses related to operation of the Putnam Coal Terminal by major cost component.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Appalachian Power Company has duly caused this report to be signed on its behalf on this 25th day of May, 2005.

/s/  Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
AEP Service Corporation

APPALACHIAN POWER COMPANY
PUTNAM COAL TERMINAL
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 23272
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2005

CONTENTS

Exhibit
Statements of Transfer Fees Charged	1
Summary of Costs Incurred	2

Exhibit 1

APPALACHIAN POWER COMPANY
PUTNAM COAL TERMINAL
STATEMENTS OF TRANSFER FEES CHARGED
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2005

	January 2005			February 2005			March 2005
	Tons	Fee (per ton)	Amount (000)	Tons	Fee (per ton)	Amount (000)	Tons	Fee (per ton)	Amount (000)

TRANSFER FEES CHARGED*		None			None			None

*
Transfer fees reported are limited to coal transfer services billings to affiliates or investment equalization charges to Ohio Power Company as applicable. There were no transfer services performed for affiliates during the quarter ended March 31, 2005. Costs incurred when the terminal is not utilized are charged as a cost of operating the Amos Plant.

Exhibit 2

APPALACHIAN POWER COMPANY
PUTNAM COAL TERMINAL
SUMMARY OF COSTS INCURRED
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2005
(in thousands)

	January 2005	February 2005	March 2005	Three Months Ended 3/31/05
Salaries and Benefits	$1	$1	$1	$3
Depreciation	73	73	72	218
Taxes Other Than Income Taxes*	15	15	16	46
Materials and Supplies	2	-	2	4
Electricity	3	4	4	11
Total	$94	$93	$95	$282

*	Excludes FICA, Federal Unemployment and State Unemployment taxes. These costs are reflected in Salaries and Benefits.